UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38768

MDJM LTD

Suite C-1505, Saidun Center,

Xikang Road, Heping District, Tianjin,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On August 3, 2022, MDJM LTD, a Cayman Islands company, through its wholly owned subsidiary, MD Local Global Limited, a United Kingdom company (“MD UK”), entered into an Offer to Sell (the “Agreement”) with Braveheart Hotels Limited, a United Kingdom company (“Braveheart”).

Pursuant to the Agreement, MD UK agreed to purchase Fernie Castle Hotel, Ladybank, Cupar, KY15 7RU (the “Property”) from Braveheart for a price of £1,580,000 (the “Price”) and Braveheart agreed to sell such Property and to deliver entry with vacant possession of the Property to MD UK on August 5, 2022, or such other date as MD UK and Braveheart may agree in writing (the “Date of Entry”). MD UK paid a deposit of £158,000 on May 12, 2022 and agreed to pay the balance of the Price on the Date of Entry. Braveheart will advise the local authority of the change of ownership of the Property within five business days after the Date of Entry. The Agreement contains customary representations and warranties of MD UK and Braveheart, customary conditions to closing, other customary obligations and rights of the parties, and termination provisions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	Offer to Sell from Braveheart to MD UK dated August 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2022

MDJM LTD

By:	/s/Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer